AQR Investments, LLC

Statement of Financial Condition
As of December 31, 2020
Filed Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AQR Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Greenwich Plaza
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Ryan (203) 742-3940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Patrick Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AQR Investments, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer & FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUZANNE STOCKER NOTARY PUBLIC STATE OF CONNECTICUT

Fairfield County, State of Connecticut
The foregoing instrument was acknowledged before me this 24th day of February, 2021 by Patrick Ryan
Notary Public
SUZANNE STOCKER
My commission expires 5/31/24

AQR Investments, LLC
Table of Contents
December 31, 2020



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers of AQR Investments, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of AQR Investments, LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2021

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

AQR Investments, LLC
Statement of Financial Condition

(in thousands of dollars)		As of December 31, 2020
Assets		
Cash	$	6,573
Due from affiliate		643
Other assets		240
Total assets	$	7,456
Liabilities		
Accrued expenses	$	192
Total liabilities		192
Commitments and contingencies (Note 4)		
Member's equity		
Member's equity		7,264
Total member's equity		7,264
Total liabilities and member's equity	$	7,456

The accompanying notes are an integral part of the statement of financial condition.

AQR Investments, LLC
Notes to Statement of Financial Condition
December 31, 2020

1.   Organization and Business

AQR Investments, LLC (the "Company") is a Delaware limited liability company. The Company is wholly owned by AQR Capital Management Holdings (B-D), LLC ("Holdings BD"), a Delaware limited liability company and the sole member of the Company.

The Company is an affiliate of AQR Capital Management, LLC (the "Adviser"), an investment adviser registered with the United States Securities and Exchange Commission (the "SEC"). The Adviser provides investment management services to its sponsored funds ("AQR Sponsored Funds") and a broad range of clients. AQR Sponsored Funds consist of various investment vehicles including limited partnerships and mutual funds.

The Company is a registered broker-dealer with the SEC and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is registered to perform marketing and placement services for the Adviser with respect to certain AQR Sponsored Funds.

The Company does not carry margin accounts or handle customer funds or securities. As a result, the Company claims exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (the "SEA").

2.   Significant Accounting Policies

Basis of Presentation
The accompanying statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). All amounts herein are stated in thousands of U.S. dollars.

Use of Estimates
The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Affiliates
The Company considers Holdings BD and Holdings BD's affiliated entities, the Adviser and the Adviser's affiliated entities as well as AQR Sponsored Funds to be affiliates.

Current Expected Credit Losses
The Company accounts for expected credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board Accounting Standards Codification 326-20 ("FASB ASC 326-20"), *Financial Instruments - Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, if any, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis.

There were no financial assets measured at an amortized basis, nor any allowance for credit losses associated with such assets as of December 31, 2020.

Income Taxes
The Company is a Delaware single member limited liability company that is disregarded for U.S. tax purposes and is not subject to federal, state or local income taxes. Accordingly, no provision for U.S. federal, state or local income taxes has been recorded.

Cash
Cash comprises deposits held at a major financial institution and its carrying value approximates fair value as of December 31, 2020.

Special Reserve Account
The Company claims exemption from the requirements of Rule 15c3-3 under the SEA pursuant to paragraph (k)(2)(i) because the Company does not carry margin accounts or handle customer funds or securities. Although the Company does not handle customer funds or securities, in the event that unexpected funds or securities were received, the Company maintains a special reserve account at a major financial institution for the exclusive benefit of customers to maintain compliance with the exemption pursuant to paragraph (k)(2)(i). The special reserve account, presented within cash on the statement of financial condition, had a balance of $0 as of December 31, 2020.

Other Assets
Other assets include prepaid expenses and funds deposited with FINRA to pay for licensing, registration and other related fees.

Recently Adopted Accounting Standard
In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments - Credit Losses*. ASU 2016-13 amends guidance related to the accounting and disclosures for credit losses for financial assets measured at amortized cost and available-for-sale debt securities. The new standard replaces the existing incurred loss model with an expected loss model. The standard is effective for interim and annual reporting periods beginning after December 15, 2019. The Company adopted this standard effective January 1, 2020. The adoption of this standard did not have an impact on the Company's statement of financial condition.

3.   **Related Party Transactions**

The Company earns fees from the Adviser pursuant to an engagement letter (the "EL").

The Company has an expense sharing agreement (the "ESA") with the Adviser whereby certain expenses, including compensation and benefits expense, platform fees, rent and occupancy related expenses, information technology expenses, information and communication expenses, and other corporate expenses, relating to certain services provided by the Adviser's employees, in their capacity as associated persons of the Company, are incurred by the Adviser or the Adviser's affiliates and allocated to the Company.

The Company has an outsourcing agreement (the "OSA") with the Adviser whereby the Adviser or the Adviser's affiliates is engaged to provide certain general support services, including human resources, information technology, and corporate finance, to the Company.

As of December 31, 2020, the Company had $643 due from the Adviser, which represents the net balance due as a result of the transactions from the EL, ESA and OSA.

4.   Commitments and Contingencies

In the normal course of business, the Company may be involved in litigation. As of December 31, 2020, the Company was not involved in any litigation.

5.   Member's Equity

The Company maintains a capital account for its sole member, Holdings BD. The capital account is increased by the sum of capital contributions made and/or allocation of net income and reduced by the sum of distributions or allocation of losses, if any.

6.   Net Capital Requirements

The Company is subject to the minimum net capital requirements imposed under Rule 15c3-1 of the SEA ("Net Capital Rule"). The Company has elected to use the alternative method as permitted under the Net Capital Rule. As such, the Company is subject to a minimum net capital requirement equivalent to the greater of $250 or 2 percent of aggregate debit items, as defined.

As of December 31, 2020, the Company's net capital of $6,381, as defined, was $6,131 in excess of its required minimum net capital of $250.

7.   Subsequent Events

Management has evaluated events that have occurred subsequent to December 31, 2020 through February 24, 2021, the date the statement of financial condition was available to be issued, and has determined that no items require adjustment to, or disclosure in, the statement of financial condition.